TAHOE RESOURCES ANNOUNCES IT HAS OBTAINED PROVISIONAL
LISTING APPROVAL IN PERU

VANCOUVER, British Columbia – April 8, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announces that the Lima Stock Exchange (BVL) has approved the special process for the settlement of the exchange of common shares of Rio Alto Mining Limited for Tahoe Resources Inc., common shares pursuant to the Arrangement completed by Rio Alto and Tahoe on April 1, 2015. Through this voluntary process, Rio Alto shareholders had the option of requesting that the settlement of the exchange of their shares held by Cavali S.A. I.C.L.V., Peruvian custodian, be carried through the BVL.

Tahoe is also pleased to announce that it has received a provisional listing with the BVL, and expects to commence trading this month under the symbol THO.

Alex Black, Tahoe CEO, said, “Listing on the Lima Stock Exchange will be a significant milestone for Tahoe. Not only will the Company be the largest precious metals company listed on the BVL by market capitalization, but Tahoe will also be the largest precious metals company in The Mercado Integrado Latinoamericano, more commonly known as MILA, which is a program that integrates the stock exchange markets of Chile, Colombia and Peru.”

“MILA is accessible through a registered brokerage firm which has access to the common trading platform for buying and selling stocks in any of the three countries. Further, participating MILA companies have increased availability to capital by means of a broader spread of investors,” added Mr. Black.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). In particular, this news release describes potential future events related to Tahoe’s listing on the BVL which is subject to Tahoe satisfying the exchange listing conditions.

Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to continue paying municipal royalties if the Guatemalan mining law is amended as proposed, the price of silver and other metals, costs of development and production, Tahoe’s ability to operate in a safe and effective manner, and its ability to obtain financing on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, risks and uncertainties, many of which are beyond the Company’s control. These include, but are not necessarily limited to, legislative changes that impact mining operations in Guatemala, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, civil unrest, the timing and possible outcome of pending litigation, cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current Annual Information Form available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807